U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities
Exchange Act of 1934

For the month of October, 2013	Commission File Number: 000-29870

AGAVE SILVER CORP.
(Translation of registrant’s name into English)
#890-789 West Pender Street
Vancouver, BC
V6C 1H2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The documents listed in the Exhibit Index hereto are filed as a part of this Form 6-K and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2013

AGAVE SILVER CORP. (Registrant)

By:	/s/ Ronald Lang
	Name:	Ronald Lang
	Title:	President and Chief Executive Officer

Form 6-K Exhibit Index1

Exhibit No.

99.1	Q1 Interim Financial Statements – June 30, 2013
99.2	Q1 Interim MD&A – June 30, 2013
99.3	News Release – July 22, 2013
99.4	News Release – August 13, 2013
99.5	Management Information Circular – August 28, 2013
99.6	Notice of Shareholder Meeting – August 28, 2013
99.7	Notice of Shareholder Meeting and Record Date – August 28, 2013
99.8	News Release – August 29, 2013
99.9	Officer’s Certificate – August 30, 2013
99.10	Form of Proxy – August 30, 2013
99.11	News Release – September 9, 2013
99.12	News Release – September 30, 2013
99.13	Notice of Articles – October 2, 2013
99.14	Certificate of Change of Name – October 2, 2013
99.15	Notice of Change in Corporate Structure – October 3, 2013
99.16	News Release – October 3, 2013
99.17	Material Change Report – October 9, 2013

_______________________
1 The date associated with each of the exhibits is the date the related document was filed on www.sedar.com.